UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 27)*

The Hershey Company
(Name of Issuer)

Common Stock, one dollar ($1.00) par value
(Title of Class of Securities)

427866 10 8
(CUSIP Number)

12/31/2018
(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	/  / Rule 13d-1(b)
	/  / Rule 13d-1(c)
	/X / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (12-02)

CUSIP No. 427866 10 8

1.  NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
      Milton Hershey School and School Trust (Hershey Trust Company, Trustee in Trust for Milton Hershey School)
      FIN 23-1353340

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a)  /  /
   (b)  /  /

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania

 NUMBER OF         5. SOLE VOTING POWER
 SHARES                 None
 BENEFICIALLY
 OWNED BY
 EACH
 REPORTING
 PERSON WITH:      6. SHARED VOTING POWER
                        3,800,791 shares of Common Stock plus
                        60,612,012 shares of Class B Common
                        Stock ($1.00 par value) convertible share
                        for share into Common Stock for a total of
                        64,412,803
                   7. SOLE DISPOSITIVE POWER
                        None
                   8. SHARED DISPOSITIVE POWER
                        3,800,791 shares of Common Stock plus
                        60,612,012 shares of Class B Common
                        Stock ($1.00 par value) convertible share
                        for share into Common Stock for a total of
                        64,412,803

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,800,791 shares of Common Stock plus
      60,612,012 shares of Class B Common Stock ($1.00 par value)
      convertible share for share into Common Stock for a total of
      64,412,803



10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.6% (3,800,791 of 149,115,127 outstanding)
      30.7% (64,412,803 of 209,728,904 outstanding pursuant to Rule
                13d-3(d)(1))


12. TYPE OF REPORTING PERSON (See Instructions)
      OO






























Item 1(a) NAME OF ISSUER:
            The Hershey Company

      (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            P.O. Box 810, Hershey, Pennsylvania 17033

Item 2(a) NAME OF PERSON FILING:
            Hershey Trust Company, Trustee in Trust for Milton
            Hershey School Trust

      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
          RESIDENCE:
            100 Mansion Road East, P.O. Box 445, Hershey,
              Pennsylvania 17033

      (c) CITIZENSHIP:
            Pennsylvania

      (d) TITLE OF CLASS OF SECURITIES:
            Common Stock, one dollar ($1.00) par value

      (e) CUSIP NUMBER:
            427866 10 8

Item 3.	  IF THIS STATEMENT IS FILED PURSUANT TO sECTIONS 240.13d-1(b) OR
          240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not applicable.

Item 4.   OWNERSHIP:
          The following information is provided as of December 31, 2017:

      (a) AMOUNT BENEFICIALLY OWNED:
          3,800,791 shares of Common Stock plus
          60,612,012 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common
          Stock for a total of 64,412,803

      (b) PERCENT OF CLASS:
          2.6% (3,800,791 of 149,115,127 outstanding);
          30.7% (64,412,803 of 209,728,904 outstanding
          pursuant to Rule 13d-3(d)(1))

      (c) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
              (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                  None

             (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                  3,800,791 shares of Common Stock plus
                  60,612,012 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 64,412,803

            (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:
                  None

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                  OF:
                  3,800,791 shares of Common Stock plus
                  60,612,012 shares of Class B Common Stock ($1.00 par value) convertible share for share into Common Stock for a total of 64,412,803


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
             Not Applicable.

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON
            Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
            Not Applicable.


Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP
            Not Applicable.

Item 10.  CERTIFICATION
           BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT, OTHER THAN ACTIVITIES SOLELY IN CONNECTION WITH A NOMINATION UNDER SECTION 240.14A-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  January 17, 2018

                                   HERSHEY TRUST COMPANY,
                                   TRUSTEE IN TRUST FOR
                                   MILTON HERSHEY SCHOOL


                                   By   /s/ Gayla Molinelli,
                                   Vice President & CFO,
                                   HERSHEY TRUST COMPANY,
                                      Trustee